Exhibit 99.1

LexinFintech Holdings Ltd. Reports Second Quarter 2025

Unaudited Financial Results

SHENZHEN, China, August 7, 2025 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended June 30, 2025.

Mr. Jay Wenjie Xiao, Chairman and Chief Executive Officer of Lexin, commented, “Building upon our risk management enhancements, operational refinement, and unique business ecosystem advantages, we continued to deliver robust performance for the second quarter of 2025, demonstrating our operational resilience against uncertain external environment.

In the second quarter, revenue achieved a quarter-over-quarter increase of 16% to RMB3.6 billion, and net income increased by 19% quarter-over-quarter to RMB511 million, a record high in the past 14 quarters. Total loan origination reached RMB53 billion, representing approximately 2.4% quarter-over-quarter increase.

Looking ahead, we’ll further strengthen our customer-centric approach to enhance customer experience and attract quality customers, leverage our business ecosystem advantages to drive greater synergies, and deploy AI across operations to bolster efficiency. Amid the current macroeconomic and industry landscape, we will maintain our prudent strategy with a dual focus on safeguarding asset quality and driving profitability growth. Although external uncertainties remain, we reaffirm our full-year guidance of delivering strong year-over-year net income growth.

The management has always placed great emphasis on shareholder returns. In accordance with our dividend policy, the board of directors has approved a dividend of US$0.194 per ADS, representing 25% of net income for the first half of 2025. As previously announced, we will increase our dividend payout ratio to 30% of net income for the second half of 2025. On top of cash dividend, we’ve announced a US$50 million share repurchase program on July 21, 2025, along with my personal share purchase of up to US$10 million. We’ll continue to explore various means to deliver value to our shareholders.”

Mr. James Zheng, Chief Financial Officer of Lexin, commented, “In the second quarter, our performance continued to progress steadily as planned in our business turnaround road-map. Net income reached RMB511 million, representing a 19% quarter-over-quarter and 126% year-over-year increase. Net income take rate, calculated as net income divided by average loan balance, was 1.92%, advancing by 34 basis points compared to the first quarter.

Consistent with our long-term objectives, we’ll continue to focus on asset quality improvement, ecosystem synergy enhancement, and operational refinement to sustain our profitability recovery trajectory.”

Second Quarter 2025 Operational Highlights:

User Base

•
Total number of registered users reached 236 million as of June 30, 2025, representing an increase of 7.9% from 219 million as of June 30, 2024, and users with credit lines reached 47.2 million as of June 30, 2025, up by 8.9% from 43.3 million as of June 30, 2024.
•
Number of active users1 who used our loan products in the second quarter of 2025 was 4.7 million, representing an increase of 12.6% from 4.2 million in the second quarter of 2024.
•
Number of cumulative borrowers with successful drawdown was 35.2 million as of June 30, 2025, an increase of 8.2% from 32.5 million as of June 30, 2024.

Loan Facilitation Business

•
As of June 30, 2025, we cumulatively originated RMB1,429.6 billion in loans, an increase of 17.0% from RMB1,222.2 billion as of June 30, 2024.
•
Total loan originations2 in the second quarter of 2025 was RMB52.9 billion, an increase of 3.5% from RMB51.1 billion in the second quarter of 2024.
•
Total outstanding principal balance of loans3 was RMB106 billion as of June 30, 2025, representing a decrease of 8.1% from RMB115 billion as of June 30, 2024.

Credit Performance4

•
90 day+ delinquency ratio5 was 3.1% as of June 30, 2025, as compared with 3.3% as of March 31,
2025.
•
First payment default rate (30 day+) for new loan originations was below 1% as of June 30, 2025.

Installment E-commerce Platform Service

•
GMV6 in the second quarter of 2025 for our installment e-commerce platform service was RMB2,029 million, representing an increase of 117% from RMB933 million in the second quarter of 2024.
•
In the second quarter of 2025, our installment e-commerce platform service served over 460,000 users and around 180 merchants.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the second quarter of 2025 was approximately 13.2 months, as compared with 12.8 months in the second quarter of 2024.
•
Repeated borrowers’ contribution7 of loans across our platform for the second quarter of 2025 was 86.1%.

Second Quarter 2025 Financial Highlights:

•
Total operating revenue was RMB3,587 million, representing a decrease of 1.5% from the second quarter of 2024.
•
Credit facilitation service income was RMB2,270 million, representing a decrease of 15.0% from the second quarter of 2024. Tech-empowerment service income was RMB830 million, representing an increase of 55.3% from the second quarter of 2024. Installment e-commerce platform service income was RMB487 million, representing an increase of 11.5% from the second quarter of 2024.
•
Net income attributable to ordinary shareholders of the Company was RMB511 million, representing an increase of 126% from the second quarter of 2024. Net income per ADS attributable to ordinary shareholders of the Company was RMB2.85 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company8 was RMB541 million, representing an increase of 116% from the second quarter of 2024. Adjusted net income per ADS attributable to ordinary shareholders of the Company8 was RMB3.02 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Total loan originations refer to the total principal amount of loans facilitated and originated during the given period.
3.
Total outstanding principal balance of loans refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period,including loans guaranteed by our financial guarantee companies and excluding loans delinquent for more than 180 days.
4.
Loans under Intelligent Credit Platform are excluded from the calculation of credit performance. Intelligent Credit Platform (ICP) is an intelligent platform on our “Fenqile” app, under which we match borrowers and financial institutions through big data and cloud computing technology. For loans facilitated through ICP, the Company does not bear principal risk.
5.
“90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICP” and overseas are not included in the delinquency rate calculation.
6.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
7.
Repeated borrowers’ contribution for a given period refers to the principal amount of loans borrowed during that period by borrowers who had previously made at least one successful drawdown as a percentage of the total loan facilitation and origination volume through our platform during that period.
8.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Second Quarter 2025 Financial Results:

Operating revenue was RMB3,587 million in the second quarter of 2025, as compared to RMB3,641 million in the second quarter of 2024.

Credit facilitation service income was RMB2,270 million in the second quarter of 2025, as compared to RMB2,669 million in the second quarter of 2024. The decrease was due to the decrease in guarantee income and loan facilitation and servicing fees-credit oriented, partially offset by the increases in financing income.

Loan facilitation and servicing fees-credit oriented was RMB1,131 million in the second quarter of 2025, as compared to RMB1,433 million in the second quarter of 2024. The decrease was primarily due to the decrease in the APR of off-balance sheet loans, as well as the increase in the early repayment behaviors.

Guarantee income was RMB571 million in the second quarter of 2025, as compared to RMB722 million in the second quarter of 2024. The decrease was primarily due to the decrease of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income was RMB568 million in the second quarter of 2025, as compared to RMB513 million in the second quarter of 2024. The increase was primarily driven by the increase in the origination of on-balance sheet loans.

Tech-empowerment service income was RMB830 million in the second quarter of 2025, as compared to RMB535 million in the second quarter of 2024. The increase was primarily driven by the increase of loan facilitation volume through ICP and the increase of referral services.

Installment e-commerce platform service income was RMB487 million in the second quarter of 2025, as compared to RMB437 million in the second quarter of 2024. The increase was primarily driven by the increase in transaction volume.

Cost of sales consisted of cost of inventory sold and other costs. Cost of sales was RMB426 million in the second quarter of 2025, as compared to RMB423 million in the second quarter of 2024.

Funding cost was RMB59.9 million in the second quarter of 2025, as compared to RMB90.5 million in the second quarter of 2024. The decrease was primarily driven by the decrease in funding rates and balance of funding debts to fund the on-balance sheet loans.

Processing and servicing costs was RMB606 million in the second quarter of 2025, as compared to RMB519 million in the second quarter of 2024. The increase was primarily driven by an increase in risk management expenses.

Provision for financing receivables was RMB257 million for the second quarter of 2025, as compared to RMB171 million for the second quarter of 2024. The increase was primarily due to the increase in the outstanding loan balances of on-balance sheet loans, including the increase in the outstanding loan balances of oversea business.

Provision for contract assets and receivables was RMB164 million in the second quarter of 2025, as compared to RMB155 million in the second quarter of 2024.

Provision for contingent guarantee liabilities was RMB802 million in the second quarter of 2025, as compared to RMB935 million in the second quarter of 2024. The decrease was primarily driven by the improvement of credit risk performance and the decrease of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit was RMB1,273 million in the second quarter of 2025, as compared to RMB1,348 million in the second quarter of 2024.

Sales and marketing expenses was RMB567 million in the second quarter of 2025, as compared to RMB467 million in the second quarter of 2024. This increase was primarily due to an increase in online advertising costs.

Research and development expenses was RMB158 million in the second quarter of 2025, as compared to RMB143 million in the second quarter of 2024. The increase was primarily due to increased investment in technology development.

General and administrative expenses was RMB96.0 million in the second quarter of 2025, as compared to RMB100 million in the second quarter of 2024.

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB184 million in the second quarter of 2025, as compared to a loss of RMB368 million in the second quarter of 2024. The change was primarily driven by the fair value gains realized as a result of the release of guarantee obligation as loans are repaid, partially offset by the fair value loss from the re-measurement of the expected loss rates.

Income tax expense was RMB120 million in the second quarter of 2025, as compared to RMB60.0 million in the second quarter of 2024. The increase was primarily due to the increase in income before income tax expense.

Net income was RMB511 million in the second quarter of 2025, as compared to RMB227 million in the second quarter of 2024.

Recent Development

Semi-Annual Dividend

The board of directors of the Company has approved a dividend of US$0.097 per ordinary share, or US$0.194 per ADS, for the six-month period ended June 30, 2025 in accordance with the Company’s dividend policy, which is expected to be paid on September 15, 2025 to shareholders of record (including holders of ADSs) as of the close of business on August 26, 2025 New York time.

According to the updated dividend policy approved by the Board on May 19, 2025, starting from the second half of 2025, cash dividend payout is raised to 30% of total net income.

Share Repurchase Plan and Management Purchase

On July 21, 2025, the Company announced a US$50 million share repurchase program. The timing and dollar amount of the repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and/or Rule 10b5-1 requirements.

Alongside the share repurchase program, Mr. Jay Wenjie Xiao, Chairman and Chief Executive Officer of the Company planned to use his personal funds to purchase up to US$10 million worth of the ADSs.

Management Changes

Mr. Erwin Yong Lu has tendered his resignation as the Chief Technology Officer of the Company for family and personal reasons, effective September 30, 2025. The Company thanks him for his contribution.

Business Outlook

Looking ahead, despite evolving market and industry conditions, based on our current assessment, we maintain our performance guidance, expecting net income for the full year 2025 to achieve a significant year-over-year growth. The forecast is subject to the impact of macroeconomic factors, and we may adjust the performance outlook as appropriate based on evolving circumstances.

Conference Call

The Company’s management will host an earnings conference call at 7:00AM U.S. Eastern time on August 7, 2025 (7:00 PM Beijing/Hong Kong time on August 7, 2025).

Participants who wish to join the conference call should register online at:

https://s1.c-conf.com/diamondpass/10049362-fg8h6t.html

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss) and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss).

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment income/(loss) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “ expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of the collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Will Tan

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: willtan@lexin.com

Media inquiries:

Ruifeng Xu

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: media@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2024	June 30, 2025
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,254,213	2,077,282	289,977
Restricted cash	1,638,479	1,422,365	198,554
Restricted term deposit and short-term investments	138,497	395,276	55,178
Short-term financing receivables, net(1)	4,668,715	5,427,917	757,708
Short-term contract assets and receivables, net(1)	5,448,057	4,663,987	651,067
Deposits to insurance companies and guarantee companies	2,355,343	2,201,097	307,261
Prepayments and other current assets	1,321,340	1,758,027	245,411
Amounts due from related parties	61,722	83,887	11,710
Inventories, net	22,345	29,886	4,172
Total Current Assets	17,908,711	18,059,724	2,521,038
Non-current Assets
Restricted cash	100,860	71,588	9,993
Long-term financing receivables, net(1)	112,427	90,781	12,673
Long-term contract assets and receivables, net(1)	317,402	283,031	39,510
Property, equipment and software, net	613,110	803,776	112,203
Land use rights, net	862,867	845,667	118,051
Long‑term investments	284,197	239,498	33,433
Deferred tax assets	1,540,842	1,687,365	235,547
Other assets	500,363	433,358	60,494
Total Non-current Assets	4,332,068	4,455,064	621,904
TOTAL ASSETS	22,240,779	22,514,788	3,142,942

LIABILITIES
Current liabilities
Accounts payable	74,443	72,045	10,057
Amounts due to related parties	10,927	13,431	1,875
Short-term borrowings and current portion of long-term borrowings	690,772	841,506	117,470
Short‑term funding debts	2,754,454	2,811,878	392,523
Deferred guarantee income	975,102	1,224,450	170,927
Contingent guarantee liabilities	1,079,000	675,974	94,362
Accruals and other current liabilities	4,019,676	3,938,086	549,734
Total Current Liabilities	9,604,374	9,577,370	1,336,948
Non-current Liabilities
Long-term borrowings	585,024	569,690	79,526
Long‑term funding debts	1,197,211	653,349	91,204
Deferred tax liabilities	91,380	102,705	14,337
Other long-term liabilities	22,784	6,775	946
Total Non-current Liabilities	1,896,399	1,332,519	186,013
TOTAL LIABILITIES	11,500,773	10,909,889	1,522,961
Shareholders’ equity:
Class A Ordinary Shares	205	205	30
Class B Ordinary Shares	41	41	7
Treasury stock	(328,764)	(293,815)	(41,015)
Additional paid-in capital	3,314,866	3,348,303	467,405
Statutory reserves	1,178,309	1,178,309	164,484
Accumulated other comprehensive income	(29,559)	(24,123)	(3,367)
Retained earnings	6,604,908	7,395,979	1,032,437
Total shareholders’ equity	10,740,006	11,604,899	1,619,981
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,240,779	22,514,788	3,142,942

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB102,124 and RMB168,484 as of December 31, 2024 and June 30, 2025, respectively.

Short-term contract assets and receivables, net of allowance for credit losses of RMB409,590 and RMB264,922 as of December 31, 2024 and June 30, 2025, respectively.

Long-term financing receivables, net of allowance for credit losses of RMB1,820 and RMB1,648 as of December 31, 2024 and June 30, 2025, respectively.

Long-term contract assets and receivables, net of allowance for credit losses of RMB30,919 and RMB16,523 as of December 31, 2024 and June 30, 2025, respectively.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Credit facilitation service income	2,669,093	2,269,846	316,858	5,317,571	4,460,712	622,691
Loan facilitation and servicing fees-credit oriented	1,433,416	1,130,734	157,844	2,850,664	2,266,963	316,456
Guarantee income	722,288	571,181	79,734	1,466,539	1,118,995	156,206
Financing income	513,389	567,931	79,280	1,000,368	1,074,754	150,030
Tech-empowerment service income	534,548	830,124	115,881	896,091	1,454,974	203,107
Installment e-commerce platform service income	437,047	487,444	68,045	668,956	775,827	108,301
Total operating revenue	3,640,688	3,587,414	500,784	6,882,618	6,691,513	934,099
Operating cost
Cost of sales	(422,933)	(425,900)	(59,453)	(658,680)	(687,932)	(96,032)
Funding cost	(90,525)	(59,940)	(8,367)	(181,263)	(142,944)	(19,954)
Processing and servicing cost	(518,692)	(605,652)	(84,546)	(1,106,423)	(1,156,793)	(161,482)
Provision for financing receivables	(170,974)	(256,857)	(35,856)	(307,657)	(439,006)	(61,283)
Provision for contract assets and receivables	(154,778)	(164,224)	(22,925)	(320,720)	(293,909)	(41,028)
Provision for contingent guarantee liabilities	(934,693)	(802,157)	(111,977)	(1,763,070)	(1,479,337)	(206,507)
Total operating cost	(2,292,595)	(2,314,730)	(323,124)	(4,337,813)	(4,199,921)	(586,286)
Gross profit	1,348,093	1,272,684	177,660	2,544,805	2,491,592	347,813
Operating expenses:
Sales and marketing expenses	(467,423)	(567,025)	(79,154)	(885,040)	(1,060,153)	(147,992)
Research and development expenses	(143,250)	(157,680)	(22,011)	(278,232)	(313,306)	(43,736)
General and administrative expenses	(100,434)	(96,010)	(13,402)	(190,194)	(196,763)	(27,467)
Total operating expenses	(711,107)	(820,715)	(114,567)	(1,353,466)	(1,570,222)	(219,195)
Change in fair value of financial guarantee derivatives and loans at fair value	(368,261)	184,089	25,698	(684,184)	258,728	36,117
Interest expense, net	1,988	(4,621)	(645)	(1,916)	(9,323)	(1,301)
Investment income/(loss)	260	(5,126)	(716)	350	(16,825)	(2,349)
Others, net	15,603	4,997	698	36,028	8,829	1,232
Income before income tax expense	286,576	631,308	88,128	541,617	1,162,779	162,317
Income tax expense	(60,045)	(119,907)	(16,738)	(113,463)	(221,054)	(30,858)
Net income	226,531	511,401	71,390	428,154	941,725	131,459
Net income attributable to ordinary shareholders of the Company	226,531	511,401	71,390	428,154	941,725	131,459

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.68	1.50	0.21	1.30	2.78	0.39
Diluted	0.68	1.43	0.20	1.30	2.62	0.37

Net income per ADS attributable to ordinary shareholders of the Company
Basic	1.37	3.00	0.42	2.59	5.55	0.77
Diluted	1.35	2.85	0.40	2.59	5.25	0.73

Weighted average ordinary shares outstanding
Basic	330,780,601	340,489,447	340,489,447	330,528,871	339,288,258	339,288,258
Diluted	335,192,422	358,475,575	358,475,575	334,421,262	359,067,911	359,067,911

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net income	226,531	511,401	71,390	428,154	941,725	131,459
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	(13,554)	7,695	1,074	(11,231)	5,436	759
Total comprehensive income	212,977	519,096	72,464	416,923	947,161	132,218
Total comprehensive income attributable to ordinary shareholders of the Company	212,977	519,096	72,464	416,923	947,161	132,218

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	226,531	511,401	71,390	428,154	941,725	131,459
Add: Share-based compensation expenses	23,119	24,183	3,376	46,393	53,724	7,500
Interest expense associated with convertible notes	373	-	-	5,695	-	-
Investment (income)/loss	(260)	5,126	716	(350)	16,825	2,349
Adjusted net income attributable to ordinary shareholders of the Company	249,763	540,710	75,482	479,892	1,012,274	141,308

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.76	1.59	0.22	1.45	2.98	0.42
Diluted	0.75	1.51	0.21	1.43	2.82	0.39

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	1.51	3.18	0.44	2.90	5.97	0.83
Diluted	1.49	3.02	0.42	2.87	5.64	0.79

Weighted average shares used in calculating net income per ordinary share for non-GAAP EPS
Basic	330,780,601	340,489,447	340,489,447	330,528,871	339,288,258	339,288,258
Diluted	335,192,422	358,475,575	358,475,575	334,421,262	359,067,911	359,067,911

Reconciliations of Non-GAAP EBIT to Net income
Net income	226,531	511,401	71,390	428,154	941,725	131,459
Add: Income tax expense	60,045	119,907	16,738	113,463	221,054	30,858
Share-based compensation expenses	23,119	24,183	3,376	46,393	53,724	7,500
Interest expense, net	(1,988)	4,621	645	1,916	9,323	1,301
Investment (income)/loss	(260)	5,126	716	(350)	16,825	2,349
Non-GAAP EBIT	307,447	665,238	92,865	589,576	1,242,651	173,467

Additional Credit Information

Vintage Charge Off Curve1

Dpd30+/GMV by Performance Windows1

First Payment Default 30+1

1. Loans facilitated under ICP are excluded from the chart.